Shineco, Inc.

March 13, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Juan Grana
Ms. Katherine Bagley

Re:	Shineco, Inc.
Registration Statement on Form S-1 Filed February 18, 2025
File No. 333-285025

Dear Ms. Grana and Ms. Bagley:

This letter is in response to the letter dated March 5, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Shineco, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form S-1 (“Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form S-1

General

1. We note various references to the opinion of Shineco’s PRC legal counsel, Beijing Yingke Law Firm, throughout the registration statement. For example, we note your disclosure on page 7 that “[i]n the opinion of [y]our PRC legal counsel, Beijing Yingke Law Firm, as this offering does not constitute a subsequent offering by [you], [you] are not required to file with the CSRC in accordance with the Trial Measures in connection with this offering”, and your disclosure on page 25 that “[a]s confirmed by [y]our PRC counsel, Beijing Yingke Law Firm...[you] will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration.” Please revise to file the opinion of your PRC counsel.

Response: In response to the Staff’s comment, we revised to file the opinion of our PRC legal counsel, Beijing Yingke Law Firm, as Exhibit 99.1 to Amendment No. 1.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jennifer Zhan
Jennifer Zhan
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC